No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2025

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal year ended March 31, 2025.

Exhibit 2:

Notice Regarding Stock Compensation Scheme Revision

Exhibit 3:

Announcement Regarding the Postponement of its Plan to Establish Comprehensive Electric Vehicle Value Chain in Ontario, Canada

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Koji Ito
Koji Ito General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 13, 2025

Consolidated Financial Results for the Fiscal Year Ended March 31, 2025 (IFRS)

May 13, 2025

Company name	: Honda Motor Co., Ltd.
Listing	: Tokyo Stock Exchange
Securities code	: 7267
URL	: https://global.honda/en/investors/
Representative	: Toshihiro Mibe, Director, President and Representative Executive Officer
Inquiries	: Masao Kawaguchi, Head of Accounting and Finance Unit Tel. +81-3-3423-1111
Scheduled date of annual general meeting of shareholders	: To be determined
Scheduled date to commence dividend payments	: June 5, 2025
Scheduled date to file annual securities report	: To be determined
Supplemental materials prepared for consolidated financial results	: Yes
Holdings of financial results meeting	: Yes

(Amounts are rounded to the nearest million yen)

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2025 (from April 1, 2024 to March 31, 2025)

(1) Consolidated operating results	(% of change from the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the year		Profit for the year attributable to owners of the parent		Comprehensive income for the year
Fiscal year ended	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%
March 31, 2025	21,688,767	6.2	1,213,486	-12.2	1,317,640	-19.8	903,034	-23.6	835,837	-24.5	766,276	-63.1
March 31, 2024	20,428,802	20.8	1,381,977	77.0	1,642,384	86.7	1,182,590	64.9	1,107,174	70.0	2,075,949	79.7

	Earnings per share attributable to owners of the parent - Basic	Earnings per share attributable to owners of the parent - Diluted	Return on equity attributable to owners of the parent	Ratio of profit before income taxes to total assets	Ratio of operating profit to sales revenue
Fiscal year ended	Yen	Yen	%	%	%
March 31, 2025	178.93	178.93	6.7	4.4	5.6
March 31, 2024	225.88	225.88	9.3	6.0	6.8

Reference: Share of profit (loss) of investments accounted for using the equity method

 Fiscal year ended March 31, 2025: JPY 982 million    Fiscal year ended March 31, 2024: JPY 110,817 million

Explanatory notes:

1.	Basic and diluted earnings per share are calculated based on the profit for the year attributable to owners of the parent.

2.

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Basic and diluted earnings per share attributable to owners of the parent are calculated based on the assumption that the stock split had been implemented at the beginning of the previous fiscal year.

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to owners of the parent	Ratio of equity attributable to owners of the parent to total assets	Equity per share attributable to owners of the parent
As of	Yen (millions)	Yen (millions)	Yen (millions)	%	Yen
March 31, 2025	30,775,867	12,627,822	12,326,529	40.1	2,835.96
March 31, 2024	29,774,150	13,005,872	12,696,995	42.6	2,629.37

Explanatory notes:

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Equity per share attributable to owners of the parent is calculated based on the assumption that the stock split had been implemented at the beginning of the previous fiscal year.

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of year
Fiscal year ended	Yen (millions)	Yen (millions)	Yen (millions)	Yen (millions)
March 31, 2025	292,152	-941,966	280,477	4,528,795
March 31, 2024	747,278	-867,267	918,646	4,954,565

2. Dividends

	Annual dividends per share					Total amount of dividends	Payout ratio (Consolidated)	Ratio of dividends on equity attributable to owners of the parent
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen	Yen (millions)	%	%
Fiscal year ended March 31, 2024	—	87.00	—	39.00	—	330,368	30.1	2.8
Fiscal year ended March 31, 2025	—	34.00	—	34.00	68.00	307,347	38.0	2.5
Fiscal year ending March 31, 2026 (forecast)	—	35.00	—	35.00	70.00		111.4

Explanatory notes:

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. The year-end dividend per share for the fiscal year ended March 31, 2024 is based on the number of shares after the stock split and the total annual dividend is disclosed as “ – ”. Based on the number of shares after the stock split, the total annual dividend for the fiscal year ended March 31, 2024 is expected to be JPY 68.00 per share.

3. Forecast of Consolidated Financial Results for the Fiscal Year Ending March 31, 2026 (from April 1, 2025 to March 31, 2026)

(% of change from the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the year		Profit for the year attributable to owners of the parent		Earnings per share attributable to owners of the parent
	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen
Full-year	20,300,000	-6.4	500,000	-58.8	490,000	-62.8	325,000	-64.0	250,000	-70.1	62.84

*Explanatory notes

(1) Significant changes in the scope of consolidation during the period: None

Newly included:	- companies	(Company name: -)

Excluded:	- companies	(Company name: -)

(2) Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS	:	None
(ii)	Changes in accounting policies due to other reason	:	None
(iii)	Changes in accounting estimates	:	Yes

For the details, please refer to page 11 [6] Notes to Consolidated Financial Statements.

(3) Number of issued shares (common shares)

(i)	Number of issued shares at the end of the period (including treasury stock)

As of March 31, 2025	5,280,000,000 shares
As of March 31, 2024	5,280,000,000 shares

(ii)	Number of treasury stock at the end of the period

As of March 31, 2025	933,490,429 shares
As of March 31, 2024	451,092,624 shares

(iii)	Average number of shares outstanding during the period

Fiscal year ended March 31, 2025	4,671,383,489 shares
Fiscal year ended March 31, 2024	4,901,560,332 shares

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Number of issued shares at the end of the period (including treasury stock), number of treasury stock at the end of the period and average number of shares outstanding during the period are calculated based on the assumption that the stock split had been implemented at the beginning of the previous fiscal year.

[Reference] Overview of non-consolidated financial results

1. Non-consolidated operating results for the year ended March 31, 2025 (from April 1, 2024 to March 31, 2025)

(1) Non-consolidated operating results	(% of change from the previous fiscal year)

	Net sales		Operating profit		Ordinary profit		Profit for the year
Fiscal year ended	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%
March 31, 2025	4,596,209	1.1	-12,992	—	1,025,746	19.4	930,050	34.3
March 31, 2024	4,544,669	26.7	161,615	—	859,011	32.7	692,695	9.8

	Basic earnings per share		Diluted earnings per share
Fiscal year ended	Yen		Yen
March 31, 2025	199.10		—
March 31, 2024	141.32		—

(2) Non-consolidated financial position
	Total assets		Net assets		Equity-to-asset ratio		Net assets per share
As of	Yen (millions)		Yen (millions)		%		Yen
March 31, 2025	4,501,503		3,033,806		67.4		697.99
March 31, 2024	5,026,367		3,241,490		64.5		671.27

Reference: Equity

As of March 31, 2025: JPY 3,033,806 million   As of March 31, 2024: JPY 3,241,490 million

Explanatory notes:

1.	For non-consolidated operating results, amounts in the millions of yen are rounded down to the nearest million yen.

2.

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Basic earnings per share and net assets per share are calculated based on the assumption that the stock split had been implemented at the beginning of the previous fiscal year.

*	Financial results reports are exempt from audit conducted by certified public accountants or an audit firm.

*	Proper use of earning forecasts, and other special matters

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

For the assumptions of forecasts, please refer to page 3 [2] Forecasts for the Fiscal Year Ending March 31, 2026.

Honda’s American Depositary Shares are listed and traded on the New York Stock Exchange. One American Depositary Share represents three common shares.

This document, Form 6-K (to be submitted to the U.S. Securities and Exchange Commission), is submitted to Tokyo Stock Exchange as English translation of the Japanese original. Therefore, there are some discrepancies between this translated document and the Japanese original.

For supplemental materials prepared for consolidated financial results and other information, please refer to Honda’s Investor Relations website (URL https://global.honda/en/investors/).

Consolidated Financial Results for the Fiscal Year Ended March 31, 2025

1. Overview of Consolidated Financial Results

[1] Overview of Consolidated Operating Results and Consolidated Financial Position

Consolidated Operating Results

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2025 increased by 6.2%, to JPY 21,688.7 billion from the fiscal year ended March 31, 2024, due mainly to increased sales revenue in Motorcycle business as well as positive foreign currency translation effects. Operating profit decreased by 12.2%, to JPY 1,213.4 billion from the previous fiscal year, due mainly to decreased profit attributable to sales impacts, increased research and development expenses as well as the change in the estimation model for automobile product warranties, which was partially offset by increased profit attributable to price and cost impacts. In addition, the change in the estimation model for automobile product warranties had a negative impact of JPY 127.6 billion. Profit before income taxes decreased by 19.8%, to JPY 1,317.6 billion from the previous fiscal year, due mainly to decreased share of profit (loss) of investments accounted for using the equity method in Asia. Profit for the year attributable to owners of the parent decreased by 24.5%, to JPY 835.8 billion from the previous fiscal year.

Consolidated Financial Position

Total assets as of March 31, 2025 increased by JPY 1,001.7 billion, to JPY 30,775.8 billion from March 31, 2024 due mainly to an increase in receivables from financial services as well as equipment on operating leases, which was partially offset by negative foreign currency translation effects. Total liabilities increased by JPY 1,379.7 billion, to JPY 18,148.0 billion from March 31, 2024 due mainly to increased financing liabilities. Total equity decreased by JPY 378.0 billion, to JPY 12,627.8 billion from March 31, 2024 due mainly to a decrease attributable to purchases of treasury stock as well as dividends paid, which was partially offset by an increase attributable to profit for the year.

Consolidated Cash Flows

Consolidated cash and cash equivalents on March 31, 2025 decreased by JPY 425.7 billion from March 31, 2024, to JPY 4,528.7 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to JPY 292.1 billion of cash inflows. Cash inflows from operating activities decreased by JPY 455.1 billion compared with the previous fiscal year, due mainly to an increase in payments for parts and raw materials as well as in payments for purchase of equipment on operating leases, which was partially offset by increased cash received from customers.

Net cash used in investing activities amounted to JPY 941.9 billion of cash outflows. Cash outflows from investing activities increased by JPY 74.6 billion compared with the previous fiscal year, due mainly to an increase in payments for additions to property, plant and equipment as well as in payments for acquisitions of other financial assets, which was partially offset by increased proceeds from sales and redemptions of other financial assets.

Net cash provided by financing activities amounted to JPY 280.4 billion of cash inflows. Cash inflows from financing activities decreased by JPY 638.1 billion compared with the previous fiscal year, due mainly to an increase in purchases of treasury stock as well as in dividends paid.

[2] Forecasts for the Fiscal Year Ending March 31, 2026

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2026, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2026	Yen (billions)	Changes from FYE Mar 31, 2025
Sales revenue	20,300.0	-6.4%
Operating profit	500.0	-58.8%
Profit before income taxes	490.0	-62.8%
Profit for the year	325.0	-64.0%
Profit for the year attributable to owners of the parent	250.0	-70.1%

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 135 for the full year ending March 31, 2026.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2026 from the previous year are as follows.

Yen (billions)
Sales impacts	+ 156.1
Price and cost impacts	+ 250.0
Expenses	- 219.1
R&D expenses	- 126.0
Currency effect	- 452.0
Tariff impact and recovery efforts for tariff impact	- 450.0
Impact of change in the estimation model for automobile product warranties	+ 127.6

Operating profit compared with the fiscal year ended March 31, 2025	- 713.4

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

2. Basic Rationale for Selection of Accounting Standards

The Company adopted IFRS for the Company’s consolidated financial statements from the fiscal year ended March 31, 2015 which have been included in the annual securities report (to be submitted to the Financial Services Agency of Japan) and Form 20-F (to be submitted to the U.S. Securities and Exchange Commission), aiming at improving comparability of financial information across international capital markets as well as standardization of financial information and enhancing efficiency of financial reporting of the Company and its consolidated subsidiaries.

3. Consolidated Financial Statements and Notes to Consolidated Financial Statements

[1] Consolidated Statements of Financial Position

March 31, 2024 and 2025

	Yen (millions)
	Mar. 31, 2024	Mar. 31, 2025
Assets
Current assets:
Cash and cash equivalents	4,954,565	4,528,795
Trade receivables	1,240,090	1,160,847
Receivables from financial services	2,558,594	2,755,800
Other financial assets	229,583	208,478
Inventories	2,442,969	2,470,590
Other current assets	446,763	563,252

Total current assets	11,872,564	11,687,762

Non-current assets:
Investments accounted for using the equity method	1,206,968	1,242,614
Receivables from financial services	5,616,676	6,172,817
Other financial assets	968,142	873,459
Equipment on operating leases	5,202,768	5,748,187
Property, plant and equipment	3,234,413	3,209,921
Intangible assets	999,689	1,126,019
Deferred tax assets	170,856	143,499
Other non-current assets	502,074	571,589

Total non-current assets	17,901,586	19,088,105

Total assets	29,774,150	30,775,867

Liabilities and Equity
Current liabilities:
Trade payables	1,609,836	1,663,487
Financing liabilities	4,105,590	4,497,747
Accrued expenses	638,319	728,935
Other financial liabilities	340,858	276,861
Income taxes payable	157,410	108,562
Provisions	566,722	388,441
Other current liabilities	904,757	951,124

Total current liabilities	8,323,492	8,615,157

Non-current liabilities:
Financing liabilities	6,057,967	6,953,520
Other financial liabilities	316,919	301,439
Retirement benefit liabilities	284,844	288,472
Provisions	385,001	667,274
Deferred tax liabilities	855,067	718,084
Other non-current liabilities	544,988	604,099

Total non-current liabilities	8,444,786	9,532,888

Total liabilities	16,768,278	18,148,045

Equity:
Common stock	86,067	86,067
Capital surplus	205,073	205,299
Treasury stock	(550,808)	(1,272,845)
Retained earnings	10,644,213	11,122,187
Other components of equity	2,312,450	2,185,821

Equity attributable to owners of the parent	12,696,995	12,326,529
Non-controlling interests	308,877	301,293

Total equity	13,005,872	12,627,822

Total liabilities and equity	29,774,150	30,775,867

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the years ended March 31, 2024 and 2025

	Yen (millions)
	Year ended Mar. 31, 2024	Year ended Mar. 31, 2025
Sales revenue	20,428,802	21,688,767
Operating costs and expenses:
Cost of sales	(16,016,659)	(17,024,788)
Selling, general and administrative	(2,106,539)	(2,351,011)
Research and development	(923,627)	(1,099,482)

Total operating costs and expenses	(19,046,825)	(20,475,281)

Operating profit	1,381,977	1,213,486

Share of profit (loss) of investments accounted for using the equity method	110,817	982
Finance income and finance costs:
Interest income	173,695	191,131
Interest expense	(59,631)	(54,907)
Other, net	35,526	(33,052)

Total finance income and finance costs	149,590	103,172

Profit before income taxes	1,642,384	1,317,640
Income tax expense	(459,794)	(414,606)

Profit for the year	1,182,590	903,034

Profit for the year attributable to:
Owners of the parent	1,107,174	835,837
Non-controlling interests	75,416	67,197

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	225.88	178.93

Consolidated Statements of Comprehensive Income

For the years ended March 31, 2024 and 2025

	Yen (millions)
	Year ended Mar. 31, 2024	Year ended Mar. 31, 2025
Profit for the year	1,182,590	903,034
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(18,931)	26,727
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(25,469)	(13,477)
Share of other comprehensive income of investments accounted for using the equity method	8,300	(6,499)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	56	415
Exchange differences on translating foreign operations	875,050	(162,325)
Share of other comprehensive income of investments accounted for using the equity method	54,353	18,401

Total other comprehensive income, net of tax	893,359	(136,758)

Comprehensive income for the year	2,075,949	766,276

Comprehensive income for the year attributable to:
Owners of the parent	1,981,448	699,150
Non-controlling interests	94,501	67,126

[3] Consolidated Statements of Changes in Equity

For the years ended March 31, 2024 and 2025

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2023	86,067	185,589	(484,931)	9,980,128	1,417,397	11,184,250	318,041	11,502,291

Comprehensive income for the year
Profit for the year				1,107,174		1,107,174	75,416	1,182,590
Other comprehensive income, net of tax					874,274	874,274	19,085	893,359

Total comprehensive income for the year				1,107,174	874,274	1,981,448	94,501	2,075,949
Reclassification to retained earnings				(17,715)	17,715	—		—
Transactions with owners and other
Dividends paid				(241,865)		(241,865)	(63,895)	(305,760)
Purchases of treasury stock			(250,513)			(250,513)		(250,513)
Disposal of treasury stock			504			504		504
Cancellation of treasury stock		(623)	184,132	(183,509)		—		—
Share-based payment transactions		3				3		3
Equity transactions and others		20,104			3,064	23,168	(39,770)	(16,602)

Total transactions with owners and other		19,484	(65,877)	(425,374)	3,064	(468,703)	(103,665)	(572,368)

Balance as of March 31, 2024	86,067	205,073	(550,808)	10,644,213	2,312,450	12,696,995	308,877	13,005,872

Comprehensive income for the year
Profit for the year				835,837		835,837	67,197	903,034
Other comprehensive income, net of tax					(136,687)	(136,687)	(71)	(136,758)

Total comprehensive income for the year				835,837	(136,687)	699,150	67,126	766,276
Reclassification to retained earnings				(10,058)	10,058	—		—
Transactions with owners and other
Dividends paid				(347,805)		(347,805)	(78,692)	(426,497)
Purchases of treasury stock			(722,365)			(722,365)		(722,365)
Disposal of treasury stock			328			328		328
Share-based payment transactions		226				226		226
Equity transactions and others							3,982	3,982

Total transactions with owners and other		226	(722,037)	(347,805)		(1,069,616)	(74,710)	(1,144,326)

Balance as of March 31, 2025	86,067	205,299	(1,272,845)	11,122,187	2,185,821	12,326,529	301,293	12,627,822

[4] Consolidated Statements of Cash Flows

For the years ended March 31, 2024 and 2025

	Yen (millions)
	Year ended Mar. 31, 2024	Year ended Mar. 31, 2025
Cash flows from operating activities:
Profit before income taxes	1,642,384	1,317,640
Depreciation, amortization and impairment losses excluding equipment on operating leases	794,366	742,863
Share of (profit) loss of investments accounted for using the equity method	(110,817)	(982)
Finance income and finance costs, net	(141,250)	(169,976)
Interest income and interest costs from financial services, net	(152,041)	(171,854)
Changes in assets and liabilities
Trade receivables	(138,323)	69,199
Inventories	(67,833)	(79,464)
Trade payables	36,516	112,635
Accrued expenses	157,582	72,803
Provisions and retirement benefit liabilities	263,593	128,447
Receivables from financial services	(1,454,357)	(904,344)
Equipment on operating leases	12,661	(690,110)
Other assets and liabilities	58,325	(58,502)
Other, net	(48,219)	22,065
Dividends received	158,092	126,343
Interest received	560,709	737,648
Interest paid	(283,447)	(439,081)
Income taxes paid, net of refunds	(540,663)	(523,178)

Net cash provided by operating activities	747,278	292,152
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(348,680)	(510,803)
Payments for additions to and internally developed intangible assets	(259,985)	(336,632)
Proceeds from sales of property, plant and equipment and intangible assets	14,418	12,258
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of	(18,544)	—
Payments for acquisitions of investments accounted for using the equity method	(173,767)	(157,013)
Proceeds from sales of investments accounted for using the equity method	—	21,486
Payments for acquisitions of other financial assets	(282,076)	(419,222)
Proceeds from sales and redemptions of other financial assets	201,367	447,960

Net cash used in investing activities	(867,267)	(941,966)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	10,020,736	8,988,964
Repayments of short-term financing liabilities	(10,045,118)	(8,648,271)
Proceeds from long-term financing liabilities	3,654,964	3,809,432
Repayments of long-term financing liabilities	(2,056,083)	(2,658,526)
Dividends paid to owners of the parent	(241,865)	(347,805)
Dividends paid to non-controlling interests	(66,855)	(67,186)
Purchases and sales of treasury stock, net	(250,009)	(722,037)
Repayments of lease liabilities	(80,513)	(78,137)
Other, net	(16,611)	4,043

Net cash provided by financing activities	918,646	280,477
Effect of exchange rate changes on cash and cash equivalents	352,894	(56,433)

Net change in cash and cash equivalents	1,151,551	(425,770)
Cash and cash equivalents at beginning of year	3,803,014	4,954,565

Cash and cash equivalents at end of year	4,954,565	4,528,795

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Changes in accounting estimates

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. For the year ended March 31, 2025, Honda changed the estimation model of provisions for specific warranty programs of automobile products manufactured at major production bases, from estimating the provisions individually for each specific warranty program to estimating the provisions comprehensively at the time of vehicle sales. The estimated specific warranty costs are measured by number of units sold over the past fiscal years and specific warranty cost per unit expected to be incurred (specific warranty cost per unit) after vehicle sales over its product life based on our historical experience. In addition to the provisions comprehensively accrued, estimates of certain warranty program cost are individually made when it is deemed appropriate by considering its nature and magnitude of each program. Honda recognizes those provisions when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provisions are estimated based on the expected level of future warranty costs, including the expected number of units to be affected and the estimated repair cost per unit for warranty claims. During the year ended March 31, 2025, it was made possible for Honda to make reliable estimates of product warranty costs at the time products are sold to customers, since the number of automobile product units subject to specific warranty program have increased in the recent fiscal years, historical data to support the use of its estimate on specific warranty program costs have sufficiently accumulated, and “Quality Innovation Operations” has been established to monitor progress of specific warranty programs and related costs across Honda.

The change in the estimation model resulted in the increase of provisions for product warranties by JPY 127,554 million for the year ended March 31, 2025, which is included in selling, general and administrative in the consolidated statements of income and included in Automobile business.

[B] Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions

Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the year ended March 31, 2024

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	3,220,168	13,567,565	3,248,808	392,261	20,428,802	—	20,428,802
Intersegment	—	223,950	2,976	30,068	256,994	(256,994)	—

Total	3,220,168	13,791,515	3,251,784	422,329	20,685,796	(256,994)	20,428,802

Segment profit (loss)	556,232	560,649	273,978	(8,882)	1,381,977	—	1,381,977

Segment assets	2,047,270	11,690,446	14,118,371	585,301	28,441,388	1,332,762	29,774,150
Depreciation and amortization	72,590	655,250	834,246	17,400	1,579,486	—	1,579,486
Capital expenditures	74,006	598,475	2,451,930	16,768	3,141,179	—	3,141,179

As of and for the year ended March 31, 2025

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	3,626,603	14,169,240	3,507,766	385,158	21,688,767	—	21,688,767
Intersegment	—	298,616	4,457	29,452	332,525	(332,525)	—

Total	3,626,603	14,467,856	3,512,223	414,610	22,021,292	(332,525)	21,688,767

Segment profit (loss)	663,443	243,853	315,634	(9,444)	1,213,486	—	1,213,486

Segment assets	2,248,809	11,874,764	15,713,348	576,347	30,413,268	362,599	30,775,867
Depreciation and amortization	72,443	642,506	881,500	16,356	1,612,805	—	1,612,805
Capital expenditures	94,688	797,831	3,125,821	18,468	4,036,808	—	4,036,808

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2024 and 2025 amounted to JPY 1,573,834 million and JPY 979,954 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[C] Information about per common share

Equity per share attributable to owners of the parent as of March 31, 2024 and 2025 are calculated based on the following information.

	2024	2025
Equity attributable to owners of the parent (millions of yen)	12,696,995	12,326,529
The number of shares outstanding at the end of the year (excluding treasury stock) (shares)	4,828,907,376	4,346,509,571
Equity per share attributable to owners of the parent (yen)	2,629.37	2,835.96

Explanatory note:

*

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Equity per share attributable to owners of the parent is calculated based on the assumption that the stock split had been implemented at the beginning of the year ended March 31, 2024.

Earnings per share attributable to owners of the parent for the years ended March 31, 2024 and 2025 are calculated based on the following information. There were no significant potentially dilutive common shares outstanding for the years ended March 31, 2024 and 2025.

	2024	2025
Profit for the year attributable to owners of the parent (millions of yen)	1,107,174	835,837
Weighted average number of common shares outstanding, basic (shares)	4,901,560,332	4,671,383,489
Basic earnings per share attributable to owners of the parent (yen)	225.88	178.93

Explanatory note:

*

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Basic earnings per share attributable to owners of the parent are calculated based on the assumption that the stock split had been implemented at the beginning of the year ended March 31, 2024.

[D] Subsequent Event

None

[E] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

[Translation]

May 13, 2025

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
Toshihiro Mibe
Director, President and Representative Executive Officer

Notice Regarding Stock Compensation Scheme Revision

Honda Motor Co., Ltd. (the “Company”) introduced the stock compensation scheme utilizing the Employee Stock Ownership Plan (ESOP) Trust for Operating Executive positions, who are employees of the Company, in the fiscal year ended March 31, 2025 (hereinafter referred to as the “System”). The Company passed a resolution approving the System revision, after expanding expanding eligible employees, in line with the revision of the evaluation and compensation system for Operating Executives and Management positions.

Particulars

1.	Purpose, etc. of the System revision

(1)

To advance as a comprehensive mobility company, the Company will revise the evaluation and compensation system for Operating Executives and Management positions in June 2025, as part of its human resources measures based on Honda Philosophy’s ‘Respect for the Individual’, to respect initiatives and ensure the merit-based system. The Company passed a resolution to expand certain number of Management positions eligible to the System to accelerate these measures and to further create mid- to long-term social and economic value through cooperation between Executive Officers, Operating Executives and Management positions.

(2)	The System uses the ESOP Trust scheme. Upon the System revision, the Company will contribute additional funds to the ESOP Trust as funds for the acquisition of Company shares by the ESOP Trust.

2.	Structure of ESOP Trust

①

The Company will revise the Scheme on the condition that a resolution approving the amount and details of the compensation for Operating Executives and Management positions pertaining to the Scheme is passed at the Executive Council.

②	The Company will revise the Stock Grant Regulations as an internal regulation concerning this program.

③	The Company will contribute additional funds to the ESOP Trust whose beneficiaries are Operating Executives and Management positions who satisfy the beneficiary requirements.

④	In accordance with the instructions of the trust administrator, the Trust will acquire Company shares from the stock market using the money entrusted in ③ above as the source of funds.

⑤	Dividends on Company shares held by the Trust shall be paid in the same manner as for other Company shares.

⑥	For the duration of the trust period, voting rights may not be exercised in respect of the Company shares held by the Trust.

⑦

During the trust period, the beneficiaries in accordance with the Stock Grant Regulations of the Company, be granted a certain number of points and, in principle one year after such granting of points, receive delivery of Company shares. Also, any dividends paid in respect of the Company shares held by the Trust shall be paid to the beneficiaries in proportion to the number of Company shares (including shares that will be subject to conversion) that were delivered by the Trust.

⑧

If the Trust will continue to be used for the Scheme or for a stock compensation scheme similar to the Scheme, any remaining shares at the time of expiration of the trust period will be delivered to Operating Executive and Management positions by amending the trust agreement and entrusting additional amounts to the Trust. If the Trust will be terminated due to expiration of the trust period, as a measure of returning value to shareholders, the Trust will transfer such remaining shares to the Company for no consideration and the Company will cancel such shares by a resolution of the Board of Directors.

⑨

If the Trust will continue to be used after the expiration of the trust period, any remaining amounts of dividends pertaining to the Company shares held by the Trust at the time of such expiration shall be utilized as funds for acquiring Company shares, and if the Trust will be terminated due to expiration of the trust period, any portion of such remaining amounts of dividends that exceeds the trust expenses reserve (meaning the reserve for the trust fees and trust expenses, etc., which is the amount obtained after deducting the share acquisition funds from the trust money; the same applies hereinafter) is planned to be donated to organizations in which the Company do not have any interests.

Note:

During the trust period, in the event of a shortage of company shares held within this trust or a shortfall of funds in the trust property for payment of trust fees or expenses, there is a possibility of additional funds being entrusted to this trust.

Content of trust agreement

(1)	Type of trust	An individually-operated specified trust of money other than cash trust (third party beneficiary trust)
(2)	Purpose of trust	To further enhance the attitude of Operating Executive and Management positions of contributing toward the sustained improvement of corporate value of the Company in the medium to long term
(3)	Trustor	The Company
(4)	Trustee	Mitsubishi UFJ Trust and Banking Corporation (Joint trustee: The Master Trust Bank of Japan, Ltd.
(5)	Beneficiaries	Employees who satisfy the beneficiary requirements
(6)	Trust administrator	A third party which has no interests in the Company (a certified public accountant)
(7)	Date of trust agreement	By July 25, 2024
(8)	Period of trust	From the date of trust agreement to August 31, 2027
(9)	Exercise of voting rights of Company shares	None
(10)	Class of shares acquired	Common shares of the Company
(11)	Amount of additional trust money	1,048 million yen (including trust fees and trust expenses)
(12)	Timing of acquisition of shares	From May 26, 2025 to May 30, 2025 (excluding the period from the fifth business day before the last day of each accounting period (including fiscal quarters) to the last day of such accounting period)
(13)	Method of acquisition of shares	Acquisition from stock market
(14)	Holder of vested rights	The Company
(15)	Residual assets	The residual assets that the Company can obtain as a holder of vested rights shall be included in the trust expenses reserve

- End -

[Translation]

May 13, 2025

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Announcement Regarding the Postponement of its Plan to Establish Comprehensive Electric Vehicle Value Chain in Ontario, Canada

Honda Motor Co., Ltd. (“Honda”) today announced that due to the current slowdown in EV demand, Honda has decided to postpone by approximately two years its plan, announced on April 25, 2024, to build a comprehensive EV value chain in Canada to strengthen its EV supply chain in North America.

Honda will announce the specific timing of the resumption of the project once it has been finalized, while keeping a close eye on further market demands.

For our previous announcement made on April 25, 2024 in the notice titled “Announcement Regarding the Plan to Establish Comprehensive Electric Vehicle Value Chain in Ontario, Canada”, please see the attached press release.

- End -

News Release

April 25, 2024

Honda Plans to Establish Comprehensive Electric Vehicle Value Chain in Ontario, Canada

•	Honda to strengthen electric vehicle supply system and capability with an eye toward a future increase in EV demand in North America

•

Honda to support global initiative to make BEVs and FCEVs represent 100% of vehicle sales by 2040 by investing approximately CAD$15 billion, including investment by joint venture partners, to build a comprehensive electric vehicle (EV) value chain in Canada

•	Plan follows Honda EV Hub project in Ohio in the United States and will represent a significant aspect of the company’s overall value chain in North America

•	Initiative represents recognition of the long-term attractiveness of Canadian EV manufacturing ecosystem

ALLISTON, ON (April 25, 2024) — Honda Motor Co., Ltd. today announced that it plans to build a comprehensive EV value chain in Canada with an approximate investment of CAD$15 billion, including investment by joint venture partners, to strengthen its EV supply system and capability to prepare for a future increase in EV demand in North America. Honda has begun evaluating the requirements to build an innovative and environmentally responsible Honda EV plant and a stand-alone Honda EV battery plant in Alliston, Ontario. The proposed Honda EV value chain will also include a cathode active material and precursor (CAM/pCAM) processing plant through a joint venture partnership with POSCO Future M Co., Ltd. and a separator plant through a joint venture partnership with Asahi Kasei Corporation, with announcements to follow in their respective Ontario communities.

Honda expects that electric vehicle production will begin in 2028. Once fully operational, the EV plant will have a production capacity of 240,000 EVs per year and the EV battery plant will have a capacity of 36 GWh per year. In addition to securing the current employment level of 4,200 associates at its two existing manufacturing facilities in Ontario, Honda estimates it will add a minimum of 1,000 new associates for the EV and EV battery manufacturing facilities. The investment in the new facilities will also create significant spinoff jobs across all sites, including in the construction sector.

Honda has begun the process of evaluating the scope of its investment and completing negotiations with its joint venture partners. This work is expected to be finalized during the next six months and more details will be shared at that time.

To support this project, Honda is collaborating with the governments of Canada and Ontario to drive innovation in low-emissions manufacturing by accessing performance-based initiatives available through the federal government’s new Investment Tax Credits and provincial direct and indirect incentives.

North American EV strategy

Striving to realize carbon neutrality for all its products and corporate activities by 2050, Honda has set a goal to make BEVs and FCEVs represent 100% of vehicle sales by 2040. To achieve this goal, Honda will continue offering attractive products in this electrified era globally, including its largest market of North America.

As the first step in achieving this electrification goal in North America, Honda positioned its existing auto production plants in the state of Ohio in the U.S. as its EV Hub for production, including the retooling of existing plants, an investment of USD$700 million, and the construction of a joint venture EV battery plant with LG Energy Solution, with an expected investment of USD$4.4 billion.

The Ohio EV hub will serve as the foundation for future EV and EV battery production, sharing knowledge and expertise with other Honda plants in North America, including the new EV assembly and battery plants in Ontario, Canada. Honda expects EV production to begin at the Marysville Auto Plant in late 2025.

As a second step in this initiative, Honda will strive to establish a comprehensive EV value chain that includes all aspects of EV production in Canada, from the procurement of raw materials mainly for batteries, to the production of finished EVs. Honda will leverage EV production knowledge learned at the Ohio EV Hub, combined with the abundant resources and clean energy available in Canada, to establish a stable supply system for batteries, the key component of EVs, and increase cost competitiveness of its EVs as a whole.

Furthermore, with an eye toward secondary use and the recycling of batteries, Honda will realize low-carbon value creation throughout the entire battery life cycle, through which Honda will establish a highly profitable business foundation and contribute to the realization of a carbon-neutral society.

For more information and future updates, please visit www.hondanews.ca.

Comments by Toshihiro Mibe, Global CEO of Honda:

“Honda is making progress in our global initiatives toward the realization of our 2050 carbon neutrality goal. In North America, following the initiative to establish our EV production system capability in the U.S., we will now begin formal discussions toward the establishment of a comprehensive EV value chain here in Canada, with the support of the governments of Canada and Ontario. We will strengthen our EV supply system and capability with an eye toward a future increase in EV demand in North America.”

Comments by Jean Marc Leclerc, President and CEO of Honda Canada Inc.:

“Honda of Canada Manufacturing is one of the premier automotive manufacturing facilities in the world and for nearly forty years, our work has been guided by determination, innovation, and a relentless drive to evolve. Today’s announcement is a historic investment by a manufacturer in the Canadian auto industry. It proudly honours the highly skilled associates who have earned a global reputation for manufacturing excellence and represents Honda’s recognition of the long-term attractiveness of the Canadian electric vehicle manufacturing ecosystem.”

About Honda Motor Co., Ltd.

Honda Motor Co., Ltd. is responsible for the development, production and sales of automobiles, motorcycles, power products and aviation products worldwide. Honda now delivers over 28 million products annually through its three product lines. Honda and its partners build products in more than 60 manufacturing plants in 27 countries, employing about 197,000 associates globally. On a global basis by 2050, Honda is striving to achieve carbon neutrality for all products and corporate activities, as well as zero traffic collision fatalities involving Honda automobiles and motorcycles.

About Honda Canada Inc.

Honda Canada Inc. was founded in 1969 and is the parent company for both Honda and Acura vehicle brands in Canada. Since 1986, the company has produced Honda engines and more than 10 million cars and light trucks at its Alliston, Ontario manufacturing facilities, where Honda Civic and Honda CR-V are currently built. Honda has invested over $6.5 billion in Canadian operations, and each year sources over $3 billion in goods and services from Canadian suppliers. Since its inception, Honda Canada has sold over five million Honda and Acura passenger cars and light trucks in Canada through a dealer network of more than 280 dealerships across the country. For more information, please visit www.hondacanada.ca.

About Honda of Canada Manufacturing

Honda of Canada Manufacturing (HCM) began production in Alliston, Ontario in November 1986 and is Honda’s only manufacturing facility in Canada. HCM’s two plants sit on 890 acres, encompass approximately 4 million square feet, and employ 4,200 associates. The plants have the capacity to produce more than 400,000 vehicles each year combined. HCM manufactures two of Honda’s best-selling models, the Honda Civic and the CR-V, and produced its 10 millionth vehicle in 2023. For more information, please visit www.hondacanadamfg.ca.

Publicity materials relating to this press release are available at the following URL:

https://global.honda/en/newsroom/

(The site is intended exclusively for the use of journalists.)